UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                             Scopus Technology, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    809172109
                                    ---------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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                                                    Page 2 of 9 pages



CUSIP NO.    809172109             13G


1     Name of Reporting Person            General Atlantic Partners V, L.P.
      S.S. or I.R.S. Identification
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3     S.E.C. Use Only


4     Citizenship or Place of Organization                  Delaware


Number of Shares      5 Sole Voting Power                        0

Beneficially          6 Shared Voting Power                      2,141,666

Owned by Each         7 Sole Dispositive Power                   0

Reporting Person      8 Shared Dispositive Power                 2,141,666


9     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,141,666


10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11    Percent of Class Represented by Amount in Row 9             19.0%


12    Type of Reporting Person                              PN




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                                                    Page 3 of 9 pages



CUSIP NO.    809172109             13G



1     Name of Reporting Person            General Atlantic Partners 13, L.P.
      S.S. or I.R.S. Identification
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3     S.E.C. Use Only


4     Citizenship or Place of Organization                  Delaware


Number of Shares      5 Sole Voting Power                 0

Beneficially          6 Shared Voting Power               2,141,666

Owned by Each         7 Sole Dispositive Power            0

Reporting Person      8 Shared Dispositive Power          2,141,666



9     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,141,666


10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11    Percent of Class Represented by Amount in Row 9             19.0%



12    Type of Reporting Person                              PN






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                                                    Page 4 of 9 pages



CUSIP NO.    809172109             13G


1     Name of Reporting Person            General Atlantic Partners 17,
      S.S. or I.R.S. Identification             L.P.
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3     S.E.C. Use Only


4     Citizenship or Place of Organization                  Delaware


Number of Shares      5 Sole Voting Power                         0

Beneficially          6 Shared Voting Power                       2,141,666

Owned by Each         7 Sole Dispositive Power                    0

Reporting Person      8 Shared Dispositive Power                  2,141,666


9     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,141,666


10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11    Percent of Class Represented by Amount in Row 9             19.0%



12    Type of Reporting Person                              PN





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                                                    Page 5 of 9 pages



CUSIP NO.    809172109             13G


1     Name of Reporting Person            GAP Coinvestment Partners,
      S.S. or I.R.S. Identification           L.P.
      No. of Above Person


2     Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3     S.E.C. Use Only


4     Citizenship or Place of Organization                  New York


Number of Shares      5 Sole Voting Power                         0

Beneficially          6 Shared Voting Power                       2,141,666

Owned by Each         7 Sole Dispositive Power                    0

Reporting Person      8 Shared Dispositive Power                  2,141,666


9     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,141,666


10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                N/A


11    Percent of Class Represented by Amount in Row 9             19.0%



12    Type of Reporting Person                              PN




             * SEE INSTRUCTION BEFORE FILLING OUT!



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                                                    Page 6 of 9 pages



CUSIP NO.    809172109             13G




Item 1      (a)   Name of Issuer
                  --------------
                  Scopus Technology, Inc.

            (b)   Address of Issuer's Principal Executive Offices
                  -----------------------------------------------
                  1900 Powell Street, Suite 700
                  Emeryville, CA  94608

Item 2      (a)   Names of Persons Filing
                  -----------------------
                  General Atlantic Partners V, L.P. ("GAP V")
                  General Atlantic Partners 13, L.P. ("GAP 13")
                  General Atlantic Partners 17, L.P. ("GAP 17")
                  GAP Coinvestment Partners, L.P. ("GAPCO" and collectively with GAP V, GAP 13 and GAP 17, the
                  "Reporting Persons")

            (b)   Address of Principal Business Office
                  ------------------------------------
                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza
                  Greenwich, CT  06830

            (c)   Citizenship
                  -----------
                  GAP V, GAP 13 and GAP 17 -- Delaware GAPCO -- New York

            (d)   Title of Class of Securities
                  ----------------------------
                  Common Stock, par value $.001 per share (the
                  "Shares")

            (e)   CUSIP Number
                  ------------
                  809172709

Item 3 This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

Item 4 As of December 31, 1996, GAP 13 and GAPCO each owned of record 860,714 Shares and 80,952 Shares,






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                                                    Page 7 of 9 pages



CUSIP NO.    809172109             13G


            respectively, or 7.6% and 0.7%, respectively, of the issued and outstanding Shares. As of December 31, 1996, GAP V, GAP 17 and GAPCO each owned options to purchase up to 921,600 Shares, 181,250 Shares and 97,150 Shares, respectively, or 8.2%, 1.6% and 0.9%, respectively, of the issued and outstanding Shares. The general partner of GAP V, GAP 13 and GAP 17 is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record and, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the Shares which may be purchased upon exercise of the abovementioned options. Accordingly, as of December 31, 1996, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,141,666 Shares or 19.0% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,141,666 Shares that may be deemed to be owned beneficially by each of them.

Item 5      Ownership of Five Percent or Less of a Class
            --------------------------------------------
            Not applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another
            --------------------------------------------------------
            Person
            ------
            See Item 4.

Item 7      Identification and Classification of Subsidiary Which
            -----------------------------------------------------
            Acquired the Security Being Reported on By the Parent
            -----------------------------------------------------
            Holding Company
            ---------------

            Not applicable.








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                                                    Page 8 of 9 pages



CUSIP NO.    809172109             13G


Item 8      Identification and Classification of Members of the Group
            ---------------------------------------------------------
            See Item 4.

Item 9      Notice of Dissolution of Group
            ------------------------------
            Not applicable.

Item 10     Certification
            -------------
            Not applicable.




         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]







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                                                    Page 9 of 9 pages



CUSIP NO.    809172109             13G


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GENERAL ATLANTIC PARTNERS V, L.P.

                  By:      GENERAL ATLANTIC PARTNERS, LLC
                      its General Partner


                      By:  /s/ Stephen P. Reynolds
                         --------------------------------------
                           Stephen P. Reynolds,
                           a Managing Member

                  GENERAL ATLANTIC PARTNERS 13, L.P.

                  By:      GENERAL ATLANTIC PARTNERS, LLC
                      its General Partner


                      By:  /s/ Stephen P. Reynolds
                         --------------------------------------
                           Stephen P. Reynolds,
                           a Managing Member

                  GENERAL ATLANTIC PARTNERS 17, L.P.

                  By:      GENERAL ATLANTIC PARTNERS, LLC
                      its General Partner


                      By:  /s/ Stephen P. Reynolds
                         --------------------------------------
                           Stephen P. Reynolds,
                           a Managing Partner


                  GAP COINVESTMENT PARTNERS, L.P.


                  By:  /s/ Stephen P. Reynolds
                      --------------------------------------
                      Stephen P. Reynolds,
                      a General Partner